Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 1Q20 RESULTS

Progress on plan to mitigate impact of Covid-19, including cost reductions and debt refinancing to preserve liquidity

Luxembourg, May 21, 2020— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month periods ended March 31, 2020. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 23.

First Quarter 2020 Highlights

▪	Consolidated revenues of $302.8 million, down 16.0% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 18.3%, or $68.6 million, to $306.6 million, mainly due to a $35.9 million drop on Aeronautical revenues driven by the impact of the COVID-19 pandemic, and lower construction service revenue in Argentina reflecting lower capex in the period.

▪	Performance of key operating metrics:

▪	Passenger traffic down 16.8% YoY to 17.1 million
▪	Cargo volume decreased 20.6% to 83.3 thousand tons
▪	Aircraft movements declined 16.0% to 178.6 thousand

▪	Operating Income declined 59.3% to $31.3 million from $76.8 million in 1Q19, primarily due to the impact of the Covid-19 pandemic on revenues and a $4.5 million impairment recorded in Brazil in 1Q20

▪	Adjusted EBITDA was $80.9 million, down 30.8% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 734 bps to 31.3%. Excluding the impact from the above-mentioned $4.5 million impairment, Adjusted EBITDA would have been $85.4 million, down 27% YoY, with Adjusted EBITDA margin Ex-IFRIC 12 contracting 424 bps.

▪	Ex-IAS 29, Adjusted EBITDA declined 33.1% YoY, to $81.6 million, and Adjusted EBITDA margin Ex-IFRIC12 contracted 773 bps to 31.3%. Excluding the impact from the above mentioned impairment loss recorded in Brazil, Adjusted EBITDA ex-IAS 29 would have declined 29.4% YoY to $86.1 million, with Adjusted EBITDA margin Ex-IFRIC 12 down 599 bps to 33.0%, from 39.0% in the same period last year.

▪	Subsequently to the end of the quarter, the Company’s Argentine subsidiary Aeropuertos Argentina 2000 launched and executed an offer to exchange its outstanding Senior Secured Notes due 2027, with a total of 86.73% of the original principal amount tendered for exchange. Settlement date was May 20, 2020.

▪	Subsequently to the end of the quarter, CAAP’s subsidiary ACI Airport Sudamérica S.A. launched an offer to exchange its outstanding Senior Secured Guaranteed Notes due 2032. Approximately 92.15% of the total original principal amount was tendered for exchange before the Early Participation Deadline of May 14, 2020.

CEO Message

“We are navigating an unprecedented crisis that has severely disrupted the economy worldwide and specifically the travel industry, which has resulted in significant declines in passenger traffic starting mid-March, 2020 when our operations began to see the impact of government shutdown measures,” noted Mr. Martín Eurnekian, CEO of Corporación América Airports.

“Over the past months we have rapidly introduced initiatives to mitigate the impact of COVID-19 and strengthen our financial position. On the balance sheet front, through a series of transactions in Argentina and Uruguay, in May we successfully refinanced nearly 50% of our principal and interest payments due over the next 12 months, extending maturities and enhancing flexibility. We have also made significant progress on protecting our liquidity by reducing operating costs and expenses, deferring concession fee payments and limiting capex, while we continue to work on obtaining additional funding. In terms of cost controls, as most of these initiatives were implemented late March and early April, the benefit is anticipated to flow starting second quarter results. Simultaneously, we have begun negotiations with regulators to review the economic re-equilibrium of concession agreements.

Looking ahead, we operate a modern network of domestic and international airports that will play an important role in reigniting economic growth. The path to recovery, however, remains uncertain and is contingent on a number of factors including the successful development of medical treatments or vaccines, government assistance, consumer confidence to travel and the evolution of the global economies. Overall, the situation is fluid with some countries starting to consider lifting restrictions on domestic travel and/or opening borders for regional flights in the near term, as well as lifting quarantines. This could indicate we are starting to see initial signs of a gradual recovery process shaping up. With this in mind, we have started to build our recovery plan, preparing for a new world and developing the new safety and health standards that will be critical to reactivate the travel industry in the near future.

In conclusion, I wish to thank our teams and partners worldwide for their hard work during these difficult times, as we move together in overcoming this global challenge and rebuild travel,” concluded Mr. Eurnekian.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q20 as reported		1Q19 as reported		% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	17.1		20.6		-16.8%	-	17.1	20.6	-16.8%
Revenue	302.8		360.6		-16.0%	-3.8	306.6	375.2	-18.3%
Aeronautical Revenues	154.7		185.0		-16.4%	-1.7	156.4	192.3	-18.7%
Non-Aeronautical Revenues	148.2		175.6		-15.6%	-2.1	150.3	183.0	-17.9%
Revenue excluding construction service	256.6		299.8		-14.4%	-2.6	259.2	310.9	-16.6%
Operating Income	31.3		76.8		-59.3%	-23.2	54.5	94.4	-37.5%
Operating Margin	10.3%		21.3%		-1,099 bps	-	19.2%	25.2%	-593 bps
Net (Loss) / Income Attributable to Owners of the Parent	-15.1		30.4		n/a	-3.3	-11.7	34.8	n/a
EPS (US$)	-0.09		0.19		n/a	-0.02	-0.04	0.22	n/a
Adjusted EBITDA	80.9		116.9		-30.8%	-0.7	81.6	122.0	-33.1%
Adjusted EBITDA Margin	26.7%		32.4%		-572 bps	-	26.6%	32.5%	-591 bps
Adjusted EBITDA Margin excluding Construction Service	31.3%		38.7%		-734 bps	-	31.3%	39.0%	-773 bps
Net Debt to LTM EBITDA	2.87	x	2.07	x	7,972	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Update on Action Plan to Mitigate Impact of COVID-19

Governmental Flight Restrictions

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. During March 2020, several governments around the world, including Latin American governments, implemented drastic measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. The governments and transportation authorities across the Company’s countries of operations issued flight restrictions. Currently, in Argentina, Ecuador and Peru, borders are still closed with bans on domestic and international flights, with airports only operating cargo and repatriation flights. Similarly, in Uruguay, borders are closed to commercial passenger traffic. In Argentina, the regulator recently issued a resolution prohibiting airlines to sell air tickets for travel before September 1, 2020. In the rest of CAAP’s countries or operations, while borders remain open, the Company is only operating cargo and domestic flights reflecting the global disruption in travel, except for Armenia, where CAAP is also operating international flights.

Impact of COVID-19 On CAAP’s April and May Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the introduction of the flight restrictions mentioned above as well as flight bans in many other countries worldwide. This resulted in a 98.3% decline in passenger traffic in April 2020 and a similar decline in the first two weeks of May. While cargo activity was also impacted, cargo volume in April 2020 declined 56.2% year-on-year, as transportation of medical and essential items continue to support the continuity of supply chains. This was driven by all countries except Uruguay which benefited from some extraordinary cargo movements that month.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

The crisis committee, composed of the Company’s CEO and operating CEOs of each subsidiary, continues to assess operations, with the goal of enhancing the sustainability of the Company’s business. CAAP is advancing on its four-pronged strategy with a number of actions aiming to mitigate the negative impact of the COVID-19 virus implemented:

•	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when possible, and is adjusting its safety policies to ensure a successful transition back to office premises when restrictions are lifted.

•	Cost controls and cash preservation measures: CAAP has made progress on lowering operating costs by:

o	Reducing personnel expenses in Brazil, Uruguay, Italy and Armenia, including lay-offs, salary reductions, placing operating employees on furlough and/or reduction of working hours. In Italy, Uruguay and Armenia, employees under furlough are receiving government unemployment subsidies. In Argentina, the Company is receiving government assistance to cover a portion of April salaries, representing a monthly relief of $1.2 million dollars and has applied to receive the relief in May, pending government approval. The government could eventually further extend this assistance.

o	Reducing maintenance and other operating expenses, through the revision of maintenance contracts across all countries of operations.

As a result of these combined measures, the Company expects total cash operating costs and expenses excluding concession fees to decrease by approximately 43% under this crisis scenario, based on current Company’s estimates for 2Q20 and actual 2Q29 figures ex-IAS29. All of the Company’s operations are under a variable concession fee regime, with the exception of the Brazilian concessions, which are subject to a combination of variable and fixed concession fee structure.

The Company continues to also aggressively manage its working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

•	Negotiations with regulatory bodies and government support: The Company has started discussions with regulatory agencies to renegotiate concession fee payments to align to the current environment. In Brazil, approval to defer to December 2020 the variable and fixed concession fee payments that were due May and July, respectively, was already obtained. In Italy, the Company obtained regulatory approval to defer until January 2021 the semi-annual concession fee payment originally due July 2020. The calculation of the amount will be made based on the actual number of passengers in 2020. Negotiations with regulators have also began in Ecuador and Uruguay.

•	Re-equilibrium of the concession agreements: Concession contracts in Argentina, Armenia and Italy allow for guaranteed returns. The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, the Company has initiated conversations to begin the process of requesting economic re-equilibrium, while in Ecuador it has already filed a request to begin an economic re-equilibrium process of the Guayaquil concession. In Uruguay the Company expects to initiate the process to request the economic re-equilibrium of the Montevideo concession. The amounts and mechanisms for compensation will be negotiated with authorities. CAAP is in the initial stages of this process, which requires going through administrative regulatory channels.

Financial position and liquidity: As cash preservation is a critical focus, the Company has taken the following measures:

•	As a result of renegotiations with debt holders and banks, the Company has deferred or refinanced a total of $126 million dollars in principal and interest payments. Debt maturities originally due over the next 12 months declined to approximately $149.0 million from $278 million as of March 31, 2020, as follows:

o	In Argentina, the Company completed an exchange offer for its $400 million international notes due 2027, with 86.73% of the principal amount tendered for exchange, resulting in a deferral of a total of $60 million dollars in principal and interest payments originally due over the next 12 months. It also deferred a total of $36.6 million dollars in principal due 2020 in connection with its $120 million Credit Facility and a $10 million bilateral loan.

o	In Uruguay, the Company launched an exchange offer for its $200 million notes due 2032, and obtained 92.15% of the principal amount tendered for exchange at the early participation deadline. As a result, CAAP has the option to defer up to $20.5 million dollars in principal and interest payments originally due over the next 18 months. In addition, the Company deferred a total of $8.7 million in principal payments due 2020 under local notes.

o	In Brazil, last March the Company obtained a 6-month deferral of principal and interest payments until October of all of its debt in Brazil, originally due until September.

•	Cancelled all non-mandatory capital investments and deferred non-priority projects. In 1Q20, $52.0 million were invested in capital expenditures, including expansion works along with most of the minimum maintenance capex planned for the year.

•	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit additional cash outflows.

•	Suspended dividends to third parties in the concessions in Italy and Ecuador for an amount of $17 million dollars. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

•	CAAP continues to work closely with the financial community particularly in its main markets, to preserve the Company’s liquidity and financial flexibility in this challenging environment. In 1Q20, the Company obtained additional funding for an amount of $37 million dollars.

Preparation to restart operations

The path to recovery still remains uncertain and is dependent on a number of factors including the successful development of medical treatments or vaccines, government assistance, consumer confidence to travel and the evolution of the global economies.

As the situation evolves and restrictions begin to be gradually lifted, the Company has started the development of customized protocols across its airports of operations to ensure maximum health, safety and comfort for passengers and employees when activity resumes. A dedicated team is working together with the aviation industry and regulators to set and redefine new safety and health protocols, also monitored and will be approved by infectious diseases experts.

The Company is adapting its airports to the new environment, by implementing measures to minimize the risk of infection of passengers and employees, including sanitization and social distance measures, screening and biosecurity control procedures, and the implementation of digital solutions to reduce contacts with airports equipment while limiting the crowds.

1Q20 Operating Performance

Passenger Traffic

Total passenger traffic declined 16.8% YoY to 17.1 million, primarily reflecting travel restrictions imposed by governments in March 2020, aiming at containing the spread of the COVID-19 pandemic, along with lower travel demand in the Company’s main markets. International traffic declined by 20.8% YoY, while domestic traffic dropped 14.6% YoY.

Traffic dynamics in Argentina remained impacted by the challenging macro environment, further affected by the government´s restrictions on domestic and international travel introduced mid-March to contain the spread of the COVID-19 virus. Total passenger traffic decreased 19.9% YoY with declines of 24.3% in international passenger traffic and 17.5% in domestic passenger traffic. Moreover, passenger traffic reported YoY declines of 5.5%, 3.7% and 50.0% in January, February and March, respectively.

In Italy, as per government regulations, Florence Airport temporarily halted its operations from March 14 to May 4. Passenger traffic declined 29.3% YoY, with traffic at Florence airport down 26.9% YoY and traffic at Pisa Airport down 30.7% YoY. While both airports in Italy had a good start to 2020 with traffic in January up 4.3% and February up 0.9% YoY, COVID-19 containment measures resulted in a decline of 82.9% in passenger traffic in March.

In Brazil, total passenger traffic dropped 12.1% YoY, driven by YoY reductions of 10.1% and 4.1% in domestic and international passenger traffic, respectively. While passenger traffic in January and February remained relatively flat, passenger traffic in March declined 38.4% YoY mainly due to the impact of the COVID-19 global crisis.

In Uruguay, passenger traffic declined 18.1% YoY mainly due to containment measures implemented in Mid-March by the government, including travel restrictions from certain countries, comprising Argentina, US and certain countries in Europe. Passenger traffic in March declined 45.6%, while January and February were also impacted by a reduction of Argentine passengers given difficult macro conditions in Argentina.

In Armenia, where travel restrictions were imposed late March, total passenger traffic dropped 4.2% YoY, due to a 47.0% contraction in passenger traffic during March, more than offsetting the good performance observed in January and February, which reported increases of 10.7%, and 13.7%, respectively.

In Ecuador, total passenger traffic declined 11.3% YoY, with a decline of 47.0% in March, that more than offset increases of 9.1% in January and 9.8% in February.

Domestic passenger traffic, which accounted for 57.6% of total traffic, declined 14.6% YoY principally driven by a drop of 17.5%, or $1.2 million passengers in Argentina. International passenger traffic, which represented 31.3% of total traffic, posted a 20.8% YoY decline in the period, with declines across most segments due to travel restrictions imposed by governments.

Cargo Volume

Cargo volume decreased 20.6% YoY in 1Q20, mainly due to declines of 18.8% in Argentina, 33.3% in Brazil and 36.9% in Ecuador; partially offset by increases of 4.3% in Italy, 3.4% in Uruguay and 21.7% in Armenia.

Aircraft Movements

Total aircraft movements declined 16.0% YoY in 1Q20, driven by decreases across most segments, due to travel restrictions: 19.1% in Argentina, 20.1% in Italy, 10.0% in Brazil, 17.7% in Uruguay, 16.7% in Ecuador and 2.2% in Peru, partially offset by a 2.7% increase in Armenia.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 32 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q20	1Q19	% Var.
Domestic Passengers (in millions)(1)	9.9	11.5	-14.6%
International Passengers (in millions) (1)(2)	5.3	6.8	-20.8%
Transit Passengers (in millions) (1)(2)	1.9	2.3	-16.2%
Total Passengers (in millions)	17.1	20.6	-16.8%
Cargo Volume (in thousands of tons)	83.3	104.8	-20.6%
Total Aircraft Movements (in thousands)	178.6	212.7	-16.0%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q20	1Q19	% Var.	1Q20	1Q19	% Var.	1Q20	1Q19	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	8.9	11.1	-19.9%	45.5	56.1	-18.8%	93.8	115.9	-19.1%
Italy	1.0	1.4	-29.3%	3.2	3.1	4.3%	11.3	14.2	-20.1%
Brazil (2)	4.4	5.0	-12.1%	15.7	23.5	-33.3%	36.7	40.8	-10.0%
Uruguay	0.5	0.6	-18.1%	6.3	6.1	3.4%	7.7	9.3	-17.7%
Ecuador (3)	1.0	1.1	-11.3%	7.1	11.3	-36.9%	17.2	20.6	-16.7%
Armenia	0.6	0.6	-4.2%	4.3	3.6	21.7%	5.5	5.3	2.7%
Peru (4)	0.8	0.8	4.4%	1.1	1.2	-11.7%	6.5	6.6	-2.2%
TOTAL	17.1	20.6	-16.8%	83.3	104.8	-20.6%	178.6	212.7	-16.0%
1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
4)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 23.

Revenues

Consolidated Revenues decreased 16.0% YoY, or $57.7 million, to $302.8 million in 1Q20, while consolidated revenues excluding the impact of IAS 29 dropped 18.3%, or $68.6 million, to $306.6 million. Excluding Construction Services, consolidated revenues would have declined 14.4% YoY to $256.6 million on an ‘As Reported’ basis, and 16.6% to $259.2 million when also excluding the impact of IAS 29. This was mainly driven by lower revenues ex-construction across all segments, reflecting the impact of the COVID-19 pandemic, weak macro conditions in Argentina and the currency depreciation in Argentina, Brazil and Uruguay.

Revenues in Argentina declined 23.0% YoY, or $53.9 million excluding IAS29, reflecting: i) a 35.0%, or $20.8 million, decline in Construction Services revenues as a result of lower capex in the period, ii) a 20.2%, or $22.7 million, decline in Aeronautical revenues due to lower overall passenger traffic, partially offset by a higher passenger tariffs starting January 1, 2020, and iii) a 16.5%, or $10.4 million, decline in Commercial revenues reflecting a decrease in cargo activity, lower overall demand, currency depreciation on the share of local currency revenues and lower commercial revenues from the national carrier, which starting October 2019 have not been recognized in the revenue line, as per IFRS 15.

Revenues in Italy declined 19.9% YoY, or $5.3 million, primarily reflecting a 25.1%, or $4.2 million, decline in Aeronautical revenues in line with lower passenger traffic, while Commercial revenues dropped 23.3%, or $1.8 million, due to lower revenues from Parking, Duty Free shops and F&B activity. This was partially offset by a $0.8 million increase in Construction service revenue, due to higher Capex in the quarter.

In Brazil, revenues declined 19.2%, or $5.7 million, mainly due to the 18.5% depreciation of the Real against the US Dollar in the period. In local currency, revenues dropped 4.3%, mainly driven by lower passenger traffic, partially offset by a 4% tariff increase in place since August 2019.

Revenues in Uruguay declined 7.6%, or $2.6 million, to $32.1 million, mainly driven by: i) a 17.8%, or $3.6 million, decline in Aeronautical revenues due to lower passenger traffic in the period, ii) a 5.5%, or $0.8 million, decline in Commercial revenues mainly reflecting lower Duty Free shop and VIP lounge revenues as a result of lower passenger traffic and demand, and the currency translation effect on local currency revenues. This was partially offset by an increase of $1.7 million in Construction service revenue, reflecting higher capex in the quarter.

In Armenia, revenues fell 7.8% YoY, or $2.0 million, to $23.3 million, driven by a 50.3% YoY, or $1.2 million, contraction in Construction services revenues, coupled with a 7.2%, or $0.7 million, decline in Aeronautical revenues reflecting lower passenger traffic. Revenues in Ecuador increased 4.4% YoY, or $1.0 million, to $ 24.7 million, as a result of higher Construction Service revenues reflecting higher capex over the period, which more than offset an 8.3%, or $1.5 million, decline in Aeronautical revenues as a result of lower passenger traffic.

Revenues by Segment (in US$ million)

Country	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Argentina	177.1	220.2	-19.6%	-3.8	180.9	234.9	-23.0%
Italy	21.5	26.8	-19.8%	-	21.5	26.8	-19.9%
Brazil	24.0	29.7	-19.2%	-	24.0	29.7	-19.2%
Uruguay	32.1	34.7	-7.6%	-	32.1	34.7	-7.6%
Armenia	23.3	25.3	-7.8%	-	23.3	25.3	-7.8%
Ecuador (1)	24.7	23.7	4.4%	-	24.7	23.7	4.4%
Unallocated	0.1	0.2	-29.9%	-	0.1	0.2	-29.9%
Total consolidated revenue (2)	302.8	360.6	-16.0%	-3.8	306.6	375.2	-18.3%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues declined 15.0% YoY in Argentina, 24.6% in Italy, 19.2% in Brazil, 12.8% in Uruguay, 3.3% in Armenia and 6.6% in Ecuador.

Revenue Breakdown (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	154.7	185.0	-16.4%	-1.7	156.4	192.3	-18.7%
Non-aeronautical Revenue	148.2	175.6	-15.6%	-2.1	150.3	183.0	-17.9%
Commercial revenue	101.6	114.3	-11.2%	-0.9	102.5	118.2	-13.3%
Construction service revenue (1)	46.3	60.7	-23.8%	-1.2	47.4	64.3	-26.2%
Other revenue	0.3	0.5	-31.0%	-	0.3	0.5	-31.0%
Total Consolidated Revenue	302.8	360.6	-16.0%	-3.8	306.6	375.2	-18.3%
Total Revenue excluding Construction Service revenue (2)	256.6	299.8	-14.4%	-2.6	259.2	310.9	-16.6%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 51.1% of total revenues and declined 16.4% YoY to $154.7 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 18.7% YoY, or $35.9 million, mainly from declines in passenger traffic driven by the COVID-19 global crisis, as follows:

▪	20.2%, or $22.7 million, in Argentina, as a result of lower passenger traffic, currency translation effect on domestic traffic revenues from the 57.4% average depreciation in the quarter, coupled with lower aircraft fees from Aerolíneas Argentinas, that starting October 2019 have not been recognized in the revenue line, as per IFRS 15, in an amount of approximately $2.3 million, partially offset by tariff increase starting January 2020.

▪	25.1%, or $4.2 million, in Italy, reflecting the decline in passenger traffic resulting in lower passenger fees and handling revenues,

▪	17.8%, or $3.6 million, in Uruguay, impacted by the 18.1% drop in total passenger traffic, and

▪	21.2%, or $ 3.1 million, in Brazil due to lower passenger traffic, partially offset by 4% average increase in tariffs.

Non-Aeronautical revenues accounted for 48.9% of total revenues, and declined 15.6% YoY, or $27.4 million, to $148.2 million. Had IAS 29 not been applied, Non-aeronautical revenues would have dropped 17.9% YoY, or $32.7 million, to $150.3 million, mainly driven by:

▪	A 26.2% YoY, or $16.8 million, decline in Construction Service revenue, to $47.4 million, reflecting construction revenue of $38.7 million in Argentina, and revenues in Italy, Ecuador, and Uruguay of $2.6 million, $2.6 million and $2.4 million, respectively.

▪	A 13.3% YoY, or $15.7 million, decline in Commercial Revenues, to $102.5 million, mainly due to a 16.5% decline, or $10.4 million, in Argentina as a result of lower cargo imports reflecting macro conditions, together with lower passenger demand and the impact of FX depreciation on revenues in local currency. This was further impacted by the adoption of IFRS 15 in relation with $3.1 million from Rental of space, Warehouse use fees and others to Aerolíneas Argentinas, that starting October 2019 have not been recognized in the revenue line. In addition, Brazil reported a 17.3%, or $2.6 million, decline in Commercial Revenues impacted by an 18.5% depreciation of the Real against the US Dollar, and to a lesser extent, lower Warehouse and F&B service revenues attributed to lower passenger traffic in the period. Moreover, Commercial revenues in Italy declined 23.3%, or $1.8 million, reflecting lower Parking, Duty Free shops and F&B revenues from lower passenger traffic.

Excluding Construction Service revenue, Non-aeronautical revenues would have declined 11.3% YoY to $101.9 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 13.4% YoY, or $15.9 million, to $102.8 million.

Operating Costs and Expenses

During 1Q20, Operating Costs and Expenses decreased 4.5% YoY, or $12.8 million, to $275.2 million. Had IAS 29 not been applied, Operating Costs and Expenses would have declined 10.4% YoY, or $29.6 million, to $255.9 million, mainly reflecting a decrease in Construction Service costs from lower capital expenditures, a decline in concession fees in line with revenues and lower salaries and social security contributions reflecting currency depreciation in Argentina, Brazil and Uruguay.

Cost of Services fell 5.1% YoY, or $12.8 million, to $236.0 million. Excluding IAS29, Cost of services would have declined 11.7% YoY, or $28.6 million, reflecting the following:

▪	A $16.6 million, decrease in Construction Service costs, primarily due to a 35.0% drop, or $20.8 million, in Argentina and $1.2 million in Armenia, reflecting lower capex in the period. This was partially offset by increases of $2.6 million in Ecuador, $1.7 million in Uruguay and $1.0 million in Italy,

▪	A 14.1%, or $6.2 million, decline in Concession fees, mainly reflecting a 18.9%, or $4.9 million, drop in Argentina and $0.7 million in Ecuador, all in line with lower revenues,

▪	A 2.4%, or $1.1 million, decline in Salaries and social security contributions, driven by a 9.2%, or $1.1 million decline in Italy due to cost reduction measures implemented in relation with the COVID-19 crisis, and a $1.1 million decline in Brazil driven by a YoY reduction in salaries reflecting the capitalization of wages for engineers and architects. This was partially offset by a 3.5%, or $0.8 million increase in Argentina reflecting a higher employee base, and $0.5 million in Armenia, driven by a new agreement with unions to increase operational staff salaries,

▪	An 11.5%, or $4.0 million decline in other cost of services, mainly reflecting a 9.2% or $1.5 million, decline in Services and fees, driven by a 15.3%, or $0.8 million, decline in Argentina due to the impact of the currency depreciation on utilities costs above inflation, and a 17.7%, or $0.6 million, decline in Brazil mainly due to the renegotiation of contracts related to Aviation Security Protection services.

This was further supported by the effect of local currency depreciation in Argentina, Uruguay and Brazil in overall cost of services during the period.

Excluding Construction Service cost, Cost of Services would have increased 0.8% YoY, or $1.5 million, to $190.3 million. When also excluding the impact of IAS29, Cost of services would have declined 6.6%, or $12.0 million, to $169.8 million.

Selling, General and Administrative Expenses (“SG&A”) declined 10.9% YoY, or $4.2 million, to $34.3 million in 1Q20 on an ‘As reported’ basis, and 12.9%, or $5.1 million, when excluding the impact of IAS 29, reflecting the following declines:

▪	A 19.3%, or $1.6 million, in Salaries and Social Security Contributions, primarily driven by: i) 30.6%, or $1.1 million, in Argentina due to the Argentine Peso depreciation, partially offset by an increase in the employee base, and ii) a 24.7%, or $0.5 million, decline in Brazil as 1Q19 was negatively impacted by severance charges following the streamlining of management positions in administrative areas.

▪	A 33.0%, or $1.5 million, in Bad debt charges, mainly from a $0.9 million drop in connection with a national carrier in Argentina resulting from the adoption of IFRS 15, as starting October 2019 those revenues have not been recognized in the revenue line, a $0.9 million decline in Brazil reflecting easier comparisons as in 1Q19 includes a $1.3 million bad debt charge in connection with past due receivables related to a Brazilian carrier and an advertising client. This was partially offset by a $0.5 million bad debt charge recorded in Uruguay due to the COVID-19 crisis,

▪	A 12.7%, or $1.3 million, in Taxes, mainly reflecting a $1.4 million reduction in sales taxes in Argentina driven by lower revenues, and

▪	A 12.1%, or $1.1 million, in Services and Fees reflecting lower professional fees in Ecuador and lower utilities costs in Italy.

Other Expenses totaled $4.9 million, reflecting a $4.5 million loss in Brazil from the impairment of the Natal Airport concession intangible asset, in accordance with accounting rules.

Excluding Construction Service costs, Total Operating Costs and Expenses remained relatively flat at $229.5 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have declined 5.8% YoY, or $13.0 million, to $209.0 million.

Excluding Construction Service cost and the impairment loss in 1Q20 in Brazil, Total Operating Cost and Expenses would have decreased 1.3% YoY, or $3.1 million, to $225.0 million. Had IAS 29 not been applied, Total Operating Cost and Expenses Ex-IFRIC12 and the one-time item in 1Q20, would have declined 7.9% YoY, or $17.4 million, to $204.5 million.

Costs and Expenses (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	236.0	248.7	-5.1%	19.3	216.7	245.3	-11.7%
Salaries and social security contributions	45.7	45.9	-0.5%	-0.6	46.2	47.4	-2.4%
Concession fees	37.5	42.4	-11.7%	-0.4	37.9	44.1	-14.1%
Construction service cost	45.7	60.0	-23.7%	-1.2	46.9	63.5	-26.2%
Maintenance expenses	28.7	29.0	-0.9%	-0.5	29.2	30.3	-3.5%
Amortization and depreciation	48.1	37.6	27.7%	22.1	25.9	25.5	1.7%
Other	30.4	33.9	-10.3%	-0.2	30.6	34.6	-11.5%
Cost of Services Excluding Construction Service cost	190.3	188.8	0.8%	20.4	169.8	181.8	-6.6%
Selling, general and administrative expenses	34.3	38.5	-10.9%	0.1	34.3	39.4	-12.9%
Other expenses	4.9	0.8	520.5%	0.0	4.9	0.8	510.2%
Total Costs and Expenses	275.2	288.1	-4.5%	19.3	255.9	285.5	-10.4%
Total Costs and Expenses Excluding Construction Service cost	229.5	228.1	0.6%	20.5	209.0	222.0	-5.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA in 1Q20 declined 30.8% YoY to $80.9 million, with Adjusted EBITDA margin contracting 572 bps to 26.7% from 32.4% in 1Q19.

Excluding the impact of IAS 29 in 1Q20 and Construction services, Adjusted EBITDA would have declined 33.2% YoY, or $40.2 million, to $81.0 million, and the corresponding margin would have dropped 773 bps to 31.3%. Excluding also the $4.5 million impairment loss at Natal Airport in 1Q20, Adjusted EBITDA would have declined 29.5%, or $35.7 million, to $85.5 million, mainly reflecting declines of 30.4%, or $25.4 million decline in Argentina, $3.6 million in Uruguay and $3.3 million in Italy. Adjusted EBITDA margin excluding IAS 29 and the impairment would have contracted 599 bps YoY to 33.0%.

Adjusted EBITDA by Segment (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Argentina	57.4	78.4	-26.8%	-0.7	58.1	83.5	-30.4%
Italy	-1.1	2.2	n/a	-	-1.1	2.2	n/a
Brazil	-2.5	3.0	n/a	-	-2.5	3.0	n/a
Uruguay	15.2	18.8	-19.2%	-	15.2	18.8	-19.2%
Armenia	8.1	9.0	-10.0%	-	8.1	9.0	-10.0%
Ecuador	5.6	6.2	-9.6%	-	5.6	6.2	-9.6%
Unallocated	-0.9	-0.3	203.0%	-	-0.9	-0.3	203.0%
Perú	-0.9	-0.4	109.3%	-	-0.9	-0.4	109.3%
Total segment EBITDA	80.9	116.9	-30.8%	-0.7	81.6	122.0	-33.1%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported		IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-26.2	24.4	n/a		-3.3	-22.8	28.8	n/a
Financial Income	-8.6	-15.8	-45.7%		2.5	-11.1	-30.3	-63.3%
Financial Loss	54.0	65.3	-17.3%		-30.9	84.9	110.2	-22.9%
Inflation adjustment	1.9	8.2	-76.4%		2.0	0.0	-0.5	-95.5%
Income Tax Expense	9.2	-5.7	n/a		6.6	2.6	-14.3	n/a
Amortization and Depreciation	50.5	40.5	24.6%		22.5	28.0	28.0	-0.2%
Adjusted EBITDA	80.9	116.9	-30.8%		-0.7	81.6	122.0	-33.1%
Adjusted EBITDA Margin	26.7%	32.4%	-572	bps	-	26.6%	32.5%	-591	bps
Adjusted EBITDA excluding Construction Service	80.3	116.2	-30.8%		-0.7	81.0	121.2	-33.2%
Adjusted EBITDA Margin excluding Construction Service	31.3%	38.7%	-734	bps	-	31.3%	39.0%	-773	bps

Financial Income and Loss

CAAP reported a Net financial loss of $47.4 million in 1Q20 compared to a $57.7 million loss in 1Q19. Had IAS 29 not been applied, Net financial loss would have declined 7.1%, or $5.6 million, to $73.8 million, mainly reflecting lower losses from changes in liability for concessions in the period, a lower net foreign exchange loss in Argentina in connection with its financial assets and liabilities as a result of the depreciation of the peso against the US dollar, partially offset by lower interest income. Interest expenses remained relatively unchanged.

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Financial Income	8.6	15.8	-45.7%	-2.5	11.1	30.3	-63.3%
Interest income	3.3	9.0	-63.9%	0.0	3.2	9.5	-65.9%
Foreign exchange income	2.2	4.8	-54.5%	-2.5	4.7	18.8	-75.1%
Other	3.1	2.0	59.5%	0.0	3.2	2.0	60.8%
Financial Loss	-54.0	-65.3	-17.3%	30.9	-84.9	-110.2	-22.9%
Interest Expenses	-22.9	-22.4	2.3%	0.3	-23.2	-23.0	0.8%
Foreign exchange transaction expenses	-11.2	-15.1	-25.8%	30.7	-41.9	-59.4	-29.5%
Changes in liability for concessions	-16.0	-26.7	-40.3%	-	-16.0	-26.7	-40.3%
Other expenses	-3.9	-1.1	255.3%	-	-3.9	-1.0	281.1%
Inflation adjustment	-1.9	-8.2	-76.4%	-2.0	0.0	0.5	-95.5%
Inflation adjustment	-1.9	-8.2	-76.4%	-2.0	0.0	0.5	-95.5%
Financial Results, Net	-47.4	-57.7	-18.0%	26.5	-73.8	-79.4	-7.1%

See “Use of Non-IFRS Financial Measures” on page 24.

Income Tax Expense

During 1Q20, the Company reported a tax loss of $9.2 million, mainly due tax charges of $6.4 million in Argentina and $ 3.4 million in Uruguay, partially offset by the recognition of tax credits in Italy arising from operating losses in the quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q20, CAAP reported Net Loss of $26.2 million compared to a Net Gain of $24.4 million in 1Q19 mainly impacted by the $46 million YoY decline in Operating Income.

During 1Q20, the Company reported a Net Loss Attributable to Owners of the Parent of $15.1 million and a loss per common share of $0.09, compared with a Net Gain Attributable to Owners of the Parent of $30.4 million in 1Q19 equivalent to a gain per common share of $0.19 for the same period last year.

Consolidated Financial Position

As of March 31, 2020, cash and cash equivalents amounted to $172.5 million, an 11.9% decline from $195.7 million as of December 31, 2019, mainly due to capital expenditures in the period.

Total Debt at the close of the quarter declined 3.9% to $1,161.1 million, from $1,208.3 million as of December 31, 2019. An amount of $757.7 million, or 65.2% of total debt is denominated in U.S. dollars, while $225.2 million, or 19.4%, is denominated in Brazilian reals and $178.3 million, or 15.4%, is in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.87x as of March 2020, compared with Net Debt to EBITDA of 2.66x as of December 2019.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2020		As of Dec 31, 2019		As of Mar 31, 2019
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	3.37	x	3.17	x	2.67	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.87	x	2.66	x	2.07	x
Total Debt	1,161.1		1,208.3		1,137.3
Short-Term Debt	218.9		175.1		121.2
Long-Term Debt	942.2		1,033.2		1,016.1
Cash & Cash Equivalents	172.5		195.7		255.0
Total Net Debt[3]	988.6		1,012.6		882.3

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Total Debt by Segment (in US$ million)
	As of Mar 31, 2020	As of Dec 31, 2019
Argentina	489.3	492.0
Italy (1)	140.8	121.5
Brazil (2)	229.7	300.1
Uruguay	208.6	201.8
Armenia	74.5	73.7
Ecuador	18.1	19.1
Total	1,161.1	1,208.3

1 Of which approximately $74.3 million remain at Toscana Aeroporti level.

2 Of which approximately $213.6 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	278.1	228.4	504.2	527.4	1,538.1

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of March 31, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	102.4	105.0	177.5	100.0	484.9
	Interest	USD	33.3	24.9	38.3	7.7	104.3
Italy	Principal	EUR	50.2	5.4	76.5	7.9	140.0
	Interest	EUR	3.3	3.3	10.9	0.1	17.6
Brazil	Principal	R$	10.1	10.9	36.5	166.5	224.0
	Interest	R$	17.4	16.6	44.5	64.7	143.3
	Principal	USD	4.5	0.0	0.0	0.0	4.5
	Interest	USD	0.0	0.0	0.0	0.0	0.0
Uruguay	Principal	USD	12.0	15.6	43.4	139.5	210.5
	Interest	USD	14.0	13.2	33.9	41.0	102.2
Armenia	Principal	USD	9.9	12.3	14.4	0.0	36.6
	Interest	USD	3.1	2.2	1.0	0.0	6.3
	Principal	EUR	10.0	12.5	14.6	0.0	37.0
	Interest	EUR	2.4	1.6	0.8	0.0	4.8
Ecuador	Principal	USD	3.8	3.8	10.5	0.0	18.1
	Interest	USD	1.5	1.1	1.4	0.0	4.0
Total			278.1	228.4	504.2	527.4	1,538.1

Subsequent to quarter-end, the Company entered into a series of debt refinancing transactions and extended maturities for a total amount of $129.0 million. See further details in the following sections: “Update on Action Plan to Mitigate Impact of COVID-19” and “Subsequent Events”.

Pro-forma Maturity of borrowings after debt refinancing - Breakdown by segment (in USD) as of March 31, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	22.3	147.5	218.4	122.5	510.7
	Interest	USD	18.3	34.4	47.3	9.5	109.5
Italy	Principal	EUR	50.2	5.4	76.5	7.9	140.0
	Interest	EUR	3.3	3.3	10.9	0.1	17.6
Brazil	Principal	R$	5.4	11.7	39.2	176.9	233.1
	Interest	R$	8.7	17.4	46.5	67.5	140.1
	Principal	USD	4.5	0.0	0.0	0.0	4.5
	Interest	USD	0.1	0.0	0.0	0.0	0.1
Uruguay	Principal	USD	1.0	11.6	78.3	137.3	228.2
	Interest	USD	4.3	8.6	37.8	39.5	90.3
Armenia	Principal	USD	9.9	12.3	14.4	0.0	36.6
	Interest	USD	3.1	2.2	1.0	0.0	6.3
	Principal	EUR	10.0	12.5	14.6	0.0	37.0
	Interest	EUR	2.4	1.6	0.8	0.0	4.8
Ecuador	Principal	USD	3.8	3.8	10.5	0.0	18.1
	Interest	USD	1.5	1.1	1.4	0.0	4.0
Total			148.7	273.4	597.5	561.2	1580.8

Cash by Segment (in US$ million)
As of Mar 31, 2020
Argentina	36.3
Italy (1)	38.5
Brazil (2)	10.7
Uruguay	28.7
Armenia	35.3
Ecuador	13.8
Intermediate holding Companies	9.2
Total	172.5

1 Of which approximately $29.6 million remain at Toscana Aeroporti level.

2 Of which approximately $10.5 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q20, CAAP made capital expenditures of $50.6 million on an ‘As reported’ basis, or $51.8 million when excluding IAS 29, a 21.6% YoY decline from $66.1 million ex-IAS in 1Q19, mainly reflecting lower capex in Argentina, Italy, and Armenia. The most significant investments in 1Q20 include:

▪	$38.7 million, invested in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque. Investments also include the construction of new terminal buildings at San Juan Airport, Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche Airport, as well as various capex programs across other airports of the concession,

▪	$4.2 million invested in Uruguay, mainly in relation with a new capex plan resulting from the extension of the Punta del Este concession agreement,

▪	$2.9 million invested in Italy, primarily on Master plan development in Florence Airport and Pisa expansion works, together with new equipment at Florence and Pisa Airport, and

▪	$2.7 million invested in Ecuador, primarily due to the refurbishment of the runway, taxiways and related works, stemming from the capex program resulting from extension of the Guayaquil concession agreement last year.

Review of Segment Results

Argentina

The Company’s main concession in Argentina, AA2000, accounted for approximately 8.6 million passengers, or 50.3%, of CAAP’s 17.1 million total passengers worldwide served during the quarter. Aeroparque and Ezeiza, the country’s two largest airports, had approximately 2.3 million and 2.8 million passengers in 1Q20, respectively. Argentina represented 59.0% of the Company’s 1Q20 consolidated revenues and 67.5% of its Adjusted EBITDA when excluding the effect of IAS 29 and the impact of a $4.5 million impairment loss in Brazil, as explained above.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting on 1Q20 under the column ‘IAS 29’, while the columns “1Q20 ex IAS 29” and “1Q19 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 96.8%, 99.5% and 100% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q20.

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)(1)	5.7	6.9	-17.5%	-	5.7	6.9	-17.5%
International Passengers (in millions) (1)	2.9	3.8	-24.3%	-	2.9	3.8	-24.3%
Transit Passengers (in millions) (1)	0.3	0.4	-19.5%	-	0.3	0.4	-19.5%
Total Passengers (in millions) (1)	8.9	11.1	-19.9%	-	8.9	11.1	-19.9%
Cargo Volume (in thousands of tons)	45.5	56.1	-18.8%	-	45.5	56.1	-18.8%
Total Aircraft Movements (in thousands)	93.8	115.9	-19.1%	-	93.8	115.9	-19.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	87.9	105.1	-16.3%	-1.7	89.7	112.4	-20.2%
Non-aeronautical revenue	89.2	115.1	-22.5%	-2.1	91.3	122.5	-25.5%
Commercial revenue	51.7	59.2	-12.7%	-0.9	52.6	63.0	-16.5%
Construction service revenue	37.5	55.9	-32.9%	-1.2	38.7	59.4	-35.0%
Total Revenue	177.1	220.2	-19.6%	-3.8	180.9	234.9	-23.0%
Total Revenue Excluding IFRIC12(2)	139.7	164.3	-15.0%	-2.6	142.3	175.4	-18.9%
Cost of Services	141.5	150.4	-5.9%	19.3	122.3	147.0	-16.8%
Selling, general and administrative expenses	14.8	17.2	-14.0%	0.1	14.7	18.1	-18.4%
Other expenses	0.1	0.1	77.4%	0.0	0.2	0.1	55.0%
Total Costs and Expenses	156.5	167.7	-6.7%	19.3	137.2	165.2	-17.0%
Total Costs and Expenses Excluding IFRIC12(3)	119.1	111.9	6.4%	20.5	98.6	105.7	-6.8%
Adjusted Segment EBITDA	57.4	78.4	-26.8%	-0.7	58.1	83.5	-30.4%
Adjusted Segment EBITDA Mg	32.4%	35.6%	-321 bps	-	32.1%	35.6%	-343 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	41.1%	47.7%	-664 bps	-	40.8%	45.6%	-474 bps
Capex	37.5	55.9	-32.9%	-1.2	38.7	59.4	-34.9%
1)	See Note 1 & 2 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina declined 19.9% YoY in 1Q120, with domestic traffic and international traffic down 17.5% and 24.3% YoY, respectively, reflecting sustained difficult macro conditions in the country, coupled with the impact of the COVID-19 crisis.

Revenues declined 19.6% YoY, or $43.1 million, to $177.1 million in 1Q20. Excluding the impact of IAS 29, revenues would have been $180.9 million, down 23.0% YoY, primarily reflecting lower Construction service revenue in the quarter due to lower capex, coupled with a decline in Aeronautical and Commercial revenues, mainly due to the impact of the COVID-19 global crisis on passenger traffic and the FX translation effect on local currency revenues from the 57.4% YoY average Argentine peso depreciation.

•	Aeronautical revenue ex-IAS29 declined 20.2%, or $22.7 million, primarily reflecting the overall decline in passenger traffic and currency translation effect on the share of local currency denominated revenues, partially offset by higher passenger fees from a new tariff scheme implemented since January 1, 2020. Additionally, starting October 2019, aircraft fees charged to Aerolíneas Argentinas in an approximate amount of $2.3 million have not been recognized in the revenue line as per IFRS 15.

•	Commercial revenues ex-IAS29 fell 16.5%, or $10.4 million, driven by: (i) a 17.2%, or $5.6 million decline in cargo revenues, reflecting difficult macro conditions in the country and the impact of the COVID-19 crisis, (ii) the impact of the Argentine peso depreciation on the share of local currency denominated revenues and, (iii) lower F&B, Retail and Duty free revenues resulting from the global health crisis. Additionally, starting October 2019, charges related to Rental of space, Warehouse use fees and others, charged to Aerolíneas Argentinas in an amount of $3.1 million have not been recognized in the revenue line in accordance with IFRS 15. This was partially offset by a 14.3%, or $0.4 million, increase in VIP Lounge revenues.

•	Construction Service revenue ex-IAS29 decreased $20.8 million to $38.7 million, as a result of lower capex in the period.

Excluding Construction service revenue and the impact of IAS29, total Argentina revenue in 1Q20 decreased 18.9% YoY, or $33.1 million, to $142.3 million.

Total Costs and Expenses declined 6.7%, or $11.2 million, to $156.5 million. Had IAS 29 not been adopted, total cost and expenses would have fell 17.0%, or $28.0 million, primarily due to a decrease of $20.8 million in Construction Service costs reflecting lower capex in the quarter, coupled lower Concession fees in line with revenues, partially offset by higher D&A as a result of the amortization of capex deployed during 2019.

Cost of services ex-IAS29 fell 16.8% YoY, or $24.7 million, to $122.3 million, primarily due to a drop of $20.8 million in Construction service costs, due to lower capex. Excluding construction service costs, Cost of services would have declined 4.5% YoY, or $3.9 million, driven mainly by declines of 18.9%, or $4.9 million, in Concession fees resulting from lower revenues, and 15.3%, or $0.8 million, in Services and fees, reflecting FX depreciation and utilities tariffs increase lower than inflation rate. This was partially offset by an increase of $1.7 million in Amortization and depreciation driven by higher capital investments in 2019 and an increase of 3.5%, or $0.8 million, in salaries and social contributions from additions made to the employee base.

SG&A ex-IAS29 decreased by 18.4% YoY, or $3.3 million, to $14.7 million in 1Q20, mainly due to the following declines:

•	14.3%, or $1.4 million, in Taxes reflecting lower turnover taxes and banking transaction taxes in relation with revenues,

•	30.6%, or $1.1 million, in Salaries and social security contributions, benefiting from local currency depreciation, and

•	42.6%, or $0.9 million, in Bad debt charges.

Adjusted Segment EBITDA in Argentina declined 26.8% YoY, or $21.0 million, to $57.4 million in 1Q20, with Adjusted Segment EBITDA margin Ex-IFRIC12 down by 664 bps to 41.1%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 30.4%, or $25.4 million, with Adjusted EBITDA margin EX-IFRIC12 contracting 474 bps to 40.8% in 1Q20 from 45.6% in 1Q19.

During 1Q20 CAAP made Capital expenditures of $37.5 million on an ‘As reported’ basis, or $38.7 million when excluding the impact of IAS29, primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque. Investments also include the construction of new terminal buildings at San Juan Airport, Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche Airport, as well as various capex programs across other airports of the concession.

Italy

CAAP’s Italian segment represented 7.0% of consolidated 1Q20 revenues while Adjusted EBITDA was negative in the quarter. Pisa Airport had approximately 0.6 million passengers while Florence Airport served 0.4 million passengers in 1Q20.

	1Q20	1Q19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.3	0.4	-27.2%
International Passengers (in millions)	0.7	1.0	-30.1%
Transit Passengers (in millions)	0.0	0.0	-67.2%
Total Passengers (in millions)	1.0	1.4	-29.3%
Cargo Volume (in thousands of tons)	3.2	3.1	4.3%
Total Aircraft Movements (in thousands)	11.3	14.2	-20.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.7	16.9	-25.1%
Non-aeronautical revenue	8.8	9.9	-10.9%
Commercial revenue	5.9	7.6	-23.3%
Construction service revenue	2.6	1.8	46.1%
Other revenue	0.3	0.5	-26.9%
Total Revenue	21.5	26.8	-19.9%
Total Revenue Excluding IFRIC12(1)	18.9	25.0	-24.6%
Cost of Services	22.5	24.2	-6.9%
Selling, general and administrative expenses	3.0	3.4	-13.1%
Total Costs and Expenses	25.6	27.6	-7.6%
Total Costs and Expenses Excluding IFRIC12(2)	23.4	26.5	-11.7%
Adjusted Segment EBITDA	-1.1	2.2	n/a
Adjusted Segment EBITDA Mg	-5.1%	8.2%	-1,327	bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	-8.2%	6.3%	-1,446	bps
Capex	2.9	3.0	-1.3%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy declined 29.3% YoY, with traffic at Florence and Pisa airports down 26.9% and 30.7% YoY, respectively. As per government regulations, Florence Airport temporarily halted its operations from March 14 until May 4. The Italian airports had a good start to 2020 with traffic in January up 4.3% and February up 0.9% YoY, while the COVID-19 pandemic and containment measures severely impacted passenger traffic in March, with a drop of 82.9%.

Revenues in 1Q20 declined 19.9% YoY, or $5.3 million, to $21.5 million. Excluding Construction service revenue, revenues declined 24.6% YoY, or $6.1 million, to $18.9 million, mainly driven by a sharp reduction in passenger traffic in March as a result of the COVID-19 global crisis, which more than offset higher passenger traffic in January and February 2020.

•	Aeronautical revenue dropped 25.1%, or $4.2 million, reflecting lower passenger traffic, partially offset by increases in passenger fees at Florence Airport in November 2019 and February 2020, and in the passenger with reduced mobility fees (PRM) at Florence Airport in February 2019 and March 2020 and at Pisa Airport in February 2019 and February 2020.

•	Commercial revenue decreased 23.3% YoY, or $1.8 million, mainly due to lower Parking, Duty Free shops and F&B activity.

•	Construction service revenue increased $0.8 million, due to higher Capex in the quarter.

Cost of services declined 6.9% YoY, or $1.7 million. Excluding Construction Service cost, Cost of services decreased 11.6%, or $2.7 million, due to a reduction in Salaries and social security contributions as a result of cost reduction measures implemented to mitigate the impact from the COVID-19 pandemic, coupled with lower provisions for maintenance costs and a reduction in the scope of several maintenance contracts, including security, baggage handling and cleaning services.

SG&A declined 13.1% YoY, or $0.5 million, as a result of decline in Services and fees due to lower utilities costs.

Adjusted Segment EBITDA in Italy declined $3.3 million to negative $1.1 million. Excluding Construction services, Adjusted Segment EBITDA margin ex-IFRIC12 contracted 1,446 bps to -8.2% from 6.3% in 1Q19.

During 1Q20 CAAP made capital expenditures for $2.9 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with upgrades to baggage handling systems at both airports.

Brazil

Brazil represented 7.8% of the Company’s consolidated 1Q20 revenues and 2.3% of its Adjusted EBITDA, when excluding the impact of the $4.5 million impairment loss at Natal Airport explained above. Brasilia Airport and Natal Airport had approximately 3.8 million and 0.6 million passengers in 1Q20, respectively.

	1Q20	1Q19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.6	2.9	-10.1%
International Passengers (in millions) (1)	0.2	0.2	-4.1%
Transit Passengers (in millions) (1)	1.6	1.9	-16.2%
Total Passengers (in millions) (1)	4.4	5.0	-12.1%
Cargo Volume (in thousands of tons)	15.7	23.5	-33.3%
Total Aircraft Movements (in thousands)	36.7	40.8	-10.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.5	14.6	-21.2%
Non-aeronautical revenue	12.5	15.1	-17.3%
Commercial revenue	12.5	15.1	-17.3%
Total Revenue	24.0	29.7	-19.2%
Cost of Services	20.6	24.5	-15.9%
Selling, general and administrative expenses	4.0	4.9	-17.1%
Other expenses	4.5	0.5	760.6%
Total Costs and Expenses	29.2	29.9	-2.5%
Adjusted Segment EBITDA	-2.5	3.0	n/a
Adjusted Segment EBITDA Mg	-10.6%	10.2%	-2,085	bps
Capex	1.9	1.3	46.6%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic in Brazil declined 12.1% YoY, driven by a 10.1% YoY reduction in domestic passenger traffic and a 4.1% YoY decline in international passenger. While passenger traffic in January and February remained relatively flat, passenger traffic in March declined 38.4% mainly due to the impact from the COVID-19 global crisis.

Revenues in 1Q20 declined 19.2% YoY, or $5.7 million, mainly reflecting an average 18.5% depreciation of the Brazilian real against the US Dollar during the period and, to a lesser extent, the impact of the COVID-19 pandemic on passenger traffic and commercial activities.

•	Aeronautical revenue declined 21.2% YoY, or $3.1 million, impacted by the depreciation of the Brazilian Real. Measured in local currency, revenues fell 6.7% reflecting a decline in overall passenger traffic, partially offset by a 4% tariff increase in place since August 2019, together with an increase in higher-margin international passengers in January and February.

•	Commercial revenue declined 17.3%, or $2.6 million, also impacted by the 18.5% average currency depreciation in the period, and to a lesser extent, by lower passenger traffic and economic activity. Commercial revenues in local currency decreased 2.0% driven by (i) lower Warehouse use fees due to a reduction in the scope of some contracts with certain clients and lower activity, (ii) a decline in F&B revenues reflecting lower passenger traffic and certain discounts granted to tenants due to lower activity, and (iii) lower advertising revenues. This was partially offset by an increase in Parking revenues from higher traffic in January and the renegotiation of contracts in 4Q19, coupled with new agreements with tenants and an increase in revenues from car rental companies.

Cost of services fell 15.9%, or $3.9 million, benefiting from the depreciation of the Brazilian real. In local currency, cost of services remained flat, as higher Concession fees resulting from a higher passenger curve used to calculate the amortization of intangible asset were offset by: (i) lower maintenance costs, reflecting the reduction in scope of certain contracts and easier comparisons as in 1Q19 reflected maintenance costs of baggage handling systems which was not needed in 1Q20, (ii) a reduction in salaries from the capitalization of wages for engineers and architects, and (iii) a reduction in insurance costs.

SG&A declined 17.1%, or $0.8 million benefiting from currency depreciation in the period. In local currency, SG&A declined 2%, reflecting easier comparisons as 1Q19 was impacted by a $1.9 million bad debts charge, mainly attributed to past due receivables from a Brazilian carrier and advertising clients. This was partially offset by a $0.6 million increase in legal fees in relation with the concession fee.

Other Expenses totaled $4.5 million, reflecting the impairment of the Natal Airport concession intangible asset due to COVID-19 pandemic, in accordance with accounting rules.

Adjusted Segment EBITDA in Brazil declined $5.6 million, to negative $2.5 million from $3.0 million in 1Q19 mainly from the impairment of the Natal Airport concession intangible asset, resulting in a negative margin of 10.6%, compared to 10.2% in the year-ago quarter. Excluding this impairment loss, Adjusted Segment EBITDA margin in 1Q20 would have declined 211 bps YoY to 8.1%.

Uruguay

Uruguay represented 10.5% of the Company’s consolidated 1Q20 revenues and 17.6% of its adjusted EBITDA when excluding a $4.5 million Impairment loss in Brazil. CAAP operates two airports in Uruguay, General Cesáreo Berisso International Airport (“Carrasco Airport”) and Carlos A. Curbelo Airport (“Punta del Este Airport”). During 1Q20, our Uruguayan airports had approximately 0.5 million passengers.

	1Q20	1Q19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	57.8%
International Passengers (in millions)	0.5	0.6	-18.1%
Transit Passengers (in millions)	0.0	0.0	-35.5%
Total Passengers (in millions)	0.5	0.6	-18.1%
Cargo Volume (in thousands of tons)	6.3	6.1	3.4%
Total Aircraft Movements (in thousands)	7.7	9.3	-17.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.7	20.3	-17.8%
Non-aeronautical revenue	15.4	14.4	6.7%
Commercial revenue	13.0	13.7	-5.5%
Construction service revenue	2.4	0.7	262.6%
Other revenue	0.0	0.0	7.7%
Total Revenue	32.1	34.7	-7.6%
Total Revenue Excluding IFRIC12(1)	29.7	34.1	-12.8%
Cost of Services	15.4	15.5	-1.0%
Selling, general and administrative expenses	4.1	3.8	9.0%
Other expenses	0.0	0.0	-40.1%
Total Costs and Expenses	19.5	19.4	0.9%
Total Costs and Expenses Excluding IFRIC12(2)	17.2	18.7	-8.4%
Adjusted Segment EBITDA	15.2	18.8	-19.2%
Adjusted Segment EBITDA Mg	47.3%	54.1%	-675	bps
Adjusted EBITDA Margin excluding IFRIC 12 (3)	51.1%	55.1%	-396	bps
Capex	4.2	0.9	361.0%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 18.1% YoY in 1Q20. The COVID-19 pandemic and containment measures implemented by the government, including travel restrictions from certain countries, impacted passenger traffic in March, with a decline of 45.6%, while January and February were also impacted by a reduction of Argentine passengers at Punta del Este Airport given difficult macro conditions along with travel restrictions due to COVID-19 in Argentina, and to lesser extent, the cancellation of Avianca Airlines route to Lima, Perú, to Carrasco Airport.

Revenues in 1Q20 declined 7.6%, or $2.6 million, to $32.1 million. Excluding Construction service revenue, revenues declined 12.8% YoY, or $4.4 million, to $29.7 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical revenue declined 17.8% YoY, or $3.6 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic from the impact of the COVID-19 pandemic.

•	Commercial revenue declined 5.5%, or $0.8 million, reflecting: i) a 28.0%, or $0.9 million, decline in Duty Free revenues, related to passenger traffic and demand, ii) a 20.9%, or $0.3 million, decline in VIP Lounge revenues, and iii) a 24.4%, or $0.2 million, decline in Parking facilities revenues from lower passenger traffic and a 20.9% depreciation of local currency in the quarter, which more than offset a tariff increase starting January 2020. This was partially offset by a $0.6 million income from general aviation tariffs resulting from the new General Aviation Terminal at Punta del Este airport, higher Cargo revenues from higher volume in the period, and an increase in Advertising revenues reflecting new contracts at Punta del Este airport.

•	Construction service revenue increased $1.7 million reflecting higher capex in the period, mainly related to extension of concession rights at Punta del Este Airport.

Cost of services were down 1.0% YoY, or $0.2 million, to $15.4 million. Excluding Construction service cost, cost of services declined 12.7% YoY, or $1.9 million, due to a 24.3%, or $0.9 million, decline D&A expenses from an accelerated amortization on assets of Punta del Este Concession in 1Q19, together with a 16.6%, or $0.7 million decline in Maintenance expenses due to lower extraordinary maintenance provisions in 2020, and $0.2 million decline in Salaries expenses driven by currency depreciation. Concession fees declined 5.9%, or $0.1 million, driven by an 11.2%, or $0.3 million, decline in concession fees in Carrasco airport reflecting lower passenger traffic, partially offset by a $0.1 million increase in concession fees at Punta del Este airport in relation with the concession extension.

SG&A increased 9.0% YoY, or $0.3 million, to $4.1 million from a $0.5 million bad debt provision reserve in connection with the COVID-19 crisis.

Adjusted Segment EBITDA in Uruguay declined 19.2%, or $3.6 million, to $15.2 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting 396 bps to 51.1%, from 55.1% in the year-ago quarter.

During 4Q19, CAAP made capital expenditures for $4.2 million in Uruguay, mainly in relation with new capex plan resulting from the extension of the Punta del Este concession agreement, and to a lesser extent, the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) project related to the perimeter security system at Carrasco Airport.

Key Events for the Quarter

CAAP Announced its Subsidiary ICASGA Filed Request to Brazilian Government for Friendly Re-bidding of its Natal Airport Concession.

On March 5, 2020, Corporación América Airports announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (ICASGA), filed a request to the Brazilian Federal Government to commence the re-bidding process of the international Airport of São Gonçalo do Amarante (Natal Airport). If the request is approved, the operations at Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Update on Appeal Lodged Against the Judgement by the Regional Administrative Court of Tuscany with the Council of State

On February 14, 2020, Corporación América Airports and its subsidiary Toscana Aeroporti S.p.A (“TA”) have been notified by the Council of State that it has rejected the appeal lodged on July 25th, 2019 by TA. While fully respecting the judgement, the Company is firmly convinced of the needs for the projects outlined in the 2014-2029 Master Plan at the Florence Airport and will, therefore, verify the conditions and actions to be taken, together with the competent entities to move ahead with the project. On February 20, 2020, the Board of Directors of TA resolved that it will take the necessary steps to move forward with the proceedings concerning the Florence airport’s Master Plan, in light of Florence airport’s need to have a new runway and a new terminal to remedy infrastructure constrains, as also highlighted by the Italian Civil Aviation Authority.

Subsequent Events

Corporación América Airports held its Annual General Shareholders Meeting

On May 20, 2020, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces Exchange Offer final results

On May 19, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. announced expiration and final results of its previously announced offer to exchange (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S.$400,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 11:59 p.m. (New York City time) on May 18, 2020 (the “Expiration Deadline”), $346,934,000 aggregate original principal amount of Existing Notes, representing approximately 86.73% of the total original principal amount of the Existing Notes, had been tendered for exchange and not withdrawn, as confirmed by the information agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary ACI Airport Sudamérica S.A. Announces Exchange Offer results as of Early Participation deadline

On May 15, 2020, Corporación América Airports S.A. announced that its subsidiary ACI Airport Sudamérica disclosed the results of its previously announced offer to exchange any and all of its outstanding Series 2015 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S. $200,000,000, for a new issuance of ACI Airports’ Series 2020 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 14, 2020 (the “Early Participation Deadline”), US$ $184,297,000 aggregate original principal amount of Existing Notes, representing approximately 92.15% of the total original principal amount of the Existing Notes, had been tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces Exchange Offer results as of Early Participation deadline

On May 4, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. announced the results of its previously announced offer to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S. $400,000,000 for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 1, 2020, U.S. $340,923,000 aggregate original principal amount of Existing Notes, representing approximately 85.23% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces conditions to amend the 2019 Credit Facilities

On April 29, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. entered into a framework agreement with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia, Buenos Aires S.A.U. and Banco Santander Río S.A., to defer or refinance amounts due under facilities dated August 9, 2019: (a) the onshore credit facility agreement, for a total amount of U.S. $85 million; and (b) the offshore credit facility agreement for a total amount of U.S. $35 million. The amendments to the 2019 Credit Facilities will consist of, among other things, the deferral or refinancing of the payments of principal under the 2019 Credit Facilities maturing in August and November 2020, through one of the financing alternatives provided in the Framework Agreement. The transaction is subject to certain conditions precedent that were fulfilled on May 20, 2020.

Corporación América Airports Announces its subsidiary ACI Airport Sudamérica S.A. Launches Exchange Offer and Consent Solicitation

On April 27, 2020 Corporación América Airports S.A. announced that its subsidiary ACI Airport Sudamérica, S.A. (“ACI Airport”) announced the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding Series 2015 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S. $200,000,000, for a new issuance of ACI Airport’ Series 2020 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032. The Exchange Offer is part of the set of measures undertaken to mitigate the impact of COVID-19 pandemic crisis.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Launches Exchange Offer and Consent Solicitation

On April 21, 2020 Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. (“AA2000”) announced the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S. $400,000,000 for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027. The Exchange Offer is part of the set of measures undertaken to mitigate the impact of COVID-19 pandemic crisis.

Corporación América Airports Calls for its Annual General Shareholders Meeting

On April 20, 2020, Corporación América Airports announced it will hold its annual general meeting of shareholders (AGM) on Wednesday, May 20, 2020, at 10:00 a.m. (Luxembourg time). In accordance with Luxembourg regulation and in light of the extraordinary circumstances surrounding the COVID-19 crisis, the Company has decided to hold the AGM without participants being physically present. Therefore, any shareholder, wishing to participate and vote at the AGM, must choose between: (i) participating and voting by correspondence (proxy card), or (ii) participating and voting by representation by a designated attorney-in-fact. The record date for the determination of shareholders entitled to vote at the AGM is April 20, 2020.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.8%, 99.5% and 100% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q19, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

1Q20 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, May 22, 2020
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Raúl Francos, Chief Financial Officer
Ms. Gimena Albanesi, Investor Relations Manager
Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)
Webcast:	https://services.choruscall.com/links/caap200522.html
Replay:	Participants can access the replay through May 29, 2020 by dialing:
1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10144435.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q20	1Q19	% Var.
Argentina(1)
Domestic Passengers (in millions)	5.7	6.9	-17.5%
International Passengers (in millions)	2.9	3.8	-24.3%
Transit passengers (in millions)	0.3	0.4	-19.5%
Total passengers (in millions)	8.9	11.1	-19.9%
Cargo volume (in thousands of tons)	45.5	56.1	-18.8%
Aircraft movements (in thousands)	93.8	115.9	-19.1%
Italy
Domestic Passengers (in millions)	0.3	0.4	-27.2%
International Passengers (in millions)	0.7	1.0	-30.1%
Transit passengers (in millions)	0.0	0.0	-67.2%
Total passengers (in millions)	1.0	1.4	-29.3%
Cargo volume (in thousands of tons)	3.2	3.1	4.3%
Aircraft movements (in thousands)	11.3	14.2	-20.1%
Brazil(2)
Domestic Passengers (in millions)	2.6	2.9	-10.1%
International Passengers (in millions)	0.2	0.2	-4.1%
Transit passengers (in millions)	1.6	1.9	-16.2%
Total passengers (in millions)	4.4	5.0	-12.1%
Cargo volume (in thousands of tons)	15.7	23.5	-33.3%
Aircraft movements (in thousands)	36.7	40.8	-10.0%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	57.8%
International Passengers (in millions)	0.5	0.6	-18.1%
Transit passengers (in millions)	0.0	0.0	-35.5%
Total passengers (in millions)	0.5	0.6	-18.1%
Cargo volume (in thousands of tons)	6.3	6.1	3.4%
Aircraft movements (in thousands)	7.7	9.3	-17.7%
Ecuador(3)
Domestic Passengers (in millions)	0.5	0.6	-18.3%
International Passengers (in millions)	0.5	0.5	-5.4%
Transit passengers (in millions)	0.0	0.0	59.5%
Total passengers (in millions)	1.0	1.1	-11.3%
Cargo volume (in thousands of tons)	7.1	11.3	-36.9%
Aircraft movements (in thousands)	17.2	20.6	-16.7%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	0.6	0.6	-4.2%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.6	0.6	-4.2%

	1Q20	1Q19	% Var.
Cargo volume (in thousands of tons)	4.3	3.6	21.7%
Aircraft movements (in thousands)	5.5	5.3	2.7%
Peru(4)
Domestic Passengers (in millions)	0.8	0.8	3.7%
International Passengers (in millions)	0.0	0.0	2,264.5%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.8	0.8	4.4%
Cargo volume (in thousands of tons)	1.1	1.2	-11.7%
Aircraft movements (in thousands)	6.5	6.6	-2.2%
1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
4)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q20	1Q19	1Q20	1Q19
	Avg	Avg	EoP	EoP
Argentine Peso	61.40	39.01	64.47	43.35
Euro	0.91	0.88	0.91	0.89
Brazilian Real	4.47	3.77	5.20	3.90
Uruguayan Peso	39.68	32.82	43.01	33.48

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 2	1Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	154.7	185.0	-16.4%	-1.7	156.4	192.3	-18.7%
Passenger use fees	125.1	146.9	-14.8%	-1.5	126.6	153.3	-17.4%
Aircraft fees	23.7	30.3	-21.7%	-0.2	23.9	31.2	-23.4%
Other	5.9	7.8	-24.9%	-	5.9	7.8	-24.9%

Commercial Revenue Breakdown (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Commercial revenue	101.6	114.3	-11.2%	-0.9	102.5	118.2	-13.3%
Warehouse use fees	32.1	36.2	-11.3%	-0.6	32.7	38.4	-14.7%
Duty free shops	11.0	12.3	-10.2%	-0.1	11.2	12.7	-11.9%
Rental of space (including hangars)	6.5	9.1	-28.6%	0.0	6.5	9.4	-30.2%
Parking facilities	5.4	6.5	-17.4%	-0.1	5.4	6.7	-19.5%
Fuel	11.8	12.1	-2.4%	0.0	11.8	12.1	-2.9%
Food and beverage services	4.4	5.4	-18.6%	0.0	4.3	5.4	-20.1%
Advertising	4.9	5.1	-3.7%	0.0	4.9	5.2	-6.0%
Services and retail stores	3.2	4.0	-19.1%	0.0	3.2	4.0	-19.9%
Catering	2.2	2.7	-19.2%	0.0	2.2	2.9	-22.0%
VIP lounges	6.7	7.1	-5.6%	0.0	6.7	7.1	-5.7%
Walkway services	1.8	2.4	-22.7%	0.0	1.9	2.5	-25.3%
Other	11.6	11.6	0.1%	0.0	11.6	11.8	-1.6%

Total Expenses Breakdown (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Cost of services	236.0	248.7	-5.1%	19.3	216.7	245.3	-11.7%
SG&A	34.3	38.5	-10.9%	0.1	34.3	39.4	-12.9%
Financial loss	54.0	65.3	-17.3%	-30.9	84.9	110.2	-22.9%
Inflation adjustment	1.9	8.2	-76.4%	2.0	0.0	-0.5	-95.5%
Other expenses	4.9	0.8	-520.5%	0.0	4.9	0.8	510.2%
Income tax expense	9.2	-5.7	n/a	6.6	2.6	-14.3	n/a
Total expenses	340.4	355.9	-4.4%	-3.1	343.4	380.9	-9.8%

Cost of Services (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	236.0	248.7	-5.1%	19.3	216.7	245.3	-11.7%
Salaries and social security contributions	45.7	45.9	-0.5%	-0.6	46.2	47.4	-2.4%
Concession fees	37.5	42.4	-11.7%	-0.4	37.9	44.1	-14.1%
Construction service cost	45.7	60.0	-23.7%	-1.2	46.9	63.5	-26.2%
Maintenance expenses	28.7	29.0	-0.9%	-0.5	29.2	30.3	-3.5%
Amortization and depreciation	48.1	37.6	27.7%	22.1	25.9	25.5	1.7%
Services and fees	14.4	15.6	-7.7%	-0.1	14.5	16.0	-9.2%
Cost of fuel	7.4	7.7	-5.0%	-	7.4	7.7	-5.0%
Taxes	3.8	4.4	-13.5%	0.0	3.8	4.5	-14.3%
Office expenses	2.6	3.0	-15.9%	-0.1	2.6	3.3	-19.7%
Provision for maintenance cost	0.3	0.9	-65.3%	-	0.3	0.9	-65.3%
Others	1.9	2.1	-10.3%	0.0	1.9	2.1	-11.1%

Selling, General and Administrative Expenses (in US$ million)

	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
SG&A	34.3	38.5	-10.9%	0.1	34.3	39.4	-12.9%
Taxes	9.1	10.0	-8.8%	-0.2	9.3	10.6	-12.7%
Salaries and social security contributions	6.5	7.9	-17.6%	-0.1	6.6	8.1	-19.3%
Services and fees	8.2	9.3	-11.7%	0.0	8.2	9.3	-12.1%
Office expenses	0.8	0.9	-17.8%	0.0	0.8	1.0	-20.7%
Amortization and depreciation	2.4	2.9	-15.3%	0.4	2.1	2.5	-18.7%
Maintenance expenses	1.0	0.4	190.1%	0.0	1.0	0.4	190.6%
Advertising	0.2	0.3	-4.8%	0.0	0.2	0.3	-8.1%
Insurances	0.5	0.4	23.9%	0.0	0.5	0.4	24.0%
Charter services	0.1	0.2	-35.0%	-	0.1	0.2	-35.0%
Bad debts recovery	-0.1	-0.1	-33.6%	-	-0.1	-0.1	-33.6%
Bad debts	3.0	4.3	-31.0%	0.0	3.0	4.5	-33.1%
Others	2.6	2.2	17.6%	0.0	2.6	2.2	17.6%

Expenses by Segment (in US$ million)

Country	1Q20 as reported	1Q19 as reported	% Var as reported	IAS 29 1Q20	1Q20 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Argentina	156.5	167.7	-6.7%	19.3	137.2	165.2	-17.0%
Italy	25.6	27.6	-7.6%	-	25.6	27.6	-7.6%
Brazil	29.2	29.9	-2.5%	-	29.2	29.9	-2.5%
Uruguay	19.5	19.4	0.9%	-	19.5	19.4	0.9%
Armenia	19.0	19.4	-2.1%	-	19.0	19.4	-2.1%
Ecuador	19.7	17.9	9.7%	-	19.7	17.9	9.7%
Unallocated	5.8	6.0	-3.9%	-	5.8	6.0	-3.9%
Total consolidated expenses (1) (2)	275.2	288.1	-4.5%	19.3	255.9	285.5	-10.4%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	1Q20	1Q19	% Var.
Argentina
Total Revenue	177.1	220.2	-19.6%
Total Revenue Excluding IFRIC12(1)	139.7	164.3	-15.0%
Operating Income	24.2	56.6	-57.3%
Net Income	2.9	49.4	-94.2%
Adjusted Segment EBITDA	57.4	78.4	-26.8%
Adjusted Segment EBITDA Mg	32.4%	35.6%	-321	bps
Adjusted EBITDA Margin excluding IFRIC	41.1%	47.7%	-664	bps
Italy
Total Revenue	21.5	26.8	-19.9%
Total Revenue Excluding IFRIC12(1)	18.9	25.0	-24.6%
Operating Income	-4.1	-0.8	389.9%
Net Income	-3.3	-0.9	265.4%
Adjusted Segment EBITDA	-1.1	2.2	n/a
Adjusted Segment EBITDA Mg	-5.1%	8.2%	-1,327	bps
Adjusted EBITDA Margin excluding IFRIC	-8.2%	6.3%	-1,446	bps
Brazil
Total Revenue	24.0	29.7	-19.2%
Operating Income	-5.2	-0.1	7,488.6%
Net Income	-27.7	-34.4	-19.3%
Adjusted segment EBITDA	-2.5	3.0	-183.6%
Adjusted Segment EBITDA Mg	-10.6%	10.2%	-2,085	bps
Uruguay
Total Revenue	32.1	34.7	-7.6%
Total Revenue Excluding IFRIC12(1)	29.7	34.1	-12.8%
Operating Income	12.1	14.8	-18.3%
Net Income	8.8	11.3	-21.9%
Adjusted Segment EBITDA	15.2	18.8	-19.2%

	1Q20	1Q19	% Var.
Adjusted Segment EBITDA Mg	47.3%	54.1%	-675	bps
Adjusted EBITDA Margin excluding IFRIC	51.1%	55.1%	-396	bps
Ecuador
Total Revenue	24.7	23.7	4.4%
Total Revenue Excluding IFRIC12(1)	22.1	23.7	-6.6%
Operating Income	4.4	5.1	-13.1%
Net Income	4.2	5.1	-17.8%
Adjusted Segment EBITDA	5.6	6.2	-9.6%
Adjusted Segment EBITDA Mg	22.6%	26.1%	-349	bps
Adjusted EBITDA Margin excluding IFRIC	25.3%	26.1%	-82	bps
Armenia
Total Revenue	23.3	25.3	-7.8%
Total Revenue Excluding IFRIC12(1)	22.1	22.9	-3.3%
Operating Income	4.3	5.8	-25.7%
Net Income	0.5	3.1	-84.7%
Adjusted Segment EBITDA	8.1	9.0	-10.0%
Adjusted Segment EBITDA Mg	34.8%	35.7%	-85	bps
Adjusted EBITDA Margin excluding IFRIC	36.5%	39.2%	-267	bps
Unallocated
Total revenue	0.1	0.2	-29.9%
Operating income	-4.5	-4.5	-1.3%
Net Income	-10.6	-8.8	20.7%
Adjusted segment EBITDA	-0.9	-0.3	203.0%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.
Argentina
Aeroparque (1)	2,039	2,763	-26%	67	479	-86%	172	239	-28%	2,278	3,482	-35%	245	389	-37%	21,186	31,738	-33%
Bariloche	427	426	0%	3	0	1783%	3	5	-46%	433	430	1%	-	23	-100%	3,336	3,675	-9%
Catamarca	10	14	-26%	-	-	-	0	1	-88%	11	15	-30%	18	28	-36%	494	521	-5%
C. Rivadavia	120	168	-29%	-	0	-100%	1	1	52%	121	169	-28%	172	266	-35%	2,045	2,547	-20%
Córdoba	502	657	-24%	159	246	-35%	34	44	-23%	695	947	-27%	701	333	111%	6,406	8,845	-28%
El Palomar	397	297	33%	80	65	23%	-	-	-	476	362	32%	-	-	-	3,138	2,697	16%
Esquel	12	14	-15%	0	0	-31%	0	0	-10%	12	14	-15%	-	-	-	357	423	-16%
Ezeiza (1)(2)	236	211	12%	2,457	2,808	-12%	72	63	14%	2,765	3,082	-10%	43,081	53,161	-19%	20,158	20,800	-3%
Formosa	18	25	-26%	0	-	-	-	-	-	18	25	-26%	31	41	-24%	356	370	-4%
General Pico	0	0	18%	-	-	-	0	-	-	0	0	20%	-	-	-	800	658	22%
Iguazú	347	385	-10%	2	0	n.m	3	0	1047%	352	385	-9%	-	-	-	3,315	3,201	4%
Jujuy	80	100	-20%	-	0	-100%	1	1	-36%	81	101	-20%	29	29	-2%	805	1,096	-27%
La Rioja	10	14	-27%	-	-	-	0	1	-93%	10	15	-31%	19	33	-41%	281	349	-19%
Malargüe	0	0	-77%	-	-	-	-	-	-	0	0	-77%	-	-	-	32	26	23%
Mar del Plata	108	147	-26%	0	0	57%	3	5	-31%	112	152	-26%	39	54	-28%	2,073	2,911	-29%
Mendoza	337	417	-19%	91	156	-42%	2	6	-65%	430	579	-26%	277	296	-6%	4,303	5,761	-25%
Paraná	8	12	-35%	0	0	38%	0	0	-65%	8	12	-35%	0	-	-	398	534	-25%
Posadas	58	75	-24%	0	0	-17%	0	0	-72%	58	76	-24%	65	83	-22%	786	1,086	-28%
Pto Madryn	12	22	-47%	-	-	-	1	0	141%	12	22	-44%	-	-	-	157	241	-35%
Reconquista	0	3	-98%	-	0	-100%	0	0	-13%	0	3	-98%	-	-	-	445	528	-16%
Resistencia	38	54	-30%	0	0	-32%	9	3	215%	47	57	-17%	56	66	-15%	686	844	-19%
Río Cuarto	4	9	-50%	-	-	-	-	0	-100%	4	9	-50%	11	5	124%	104	196	-47%
Río Gallegos	58	69	-17%	0	0	353%	2	2	-23%	60	72	-17%	87	104	-16%	785	876	-10%
Río Grande	29	39	-26%	0	0	-30%	0	0	-42%	29	39	-27%	44	41	7%	463	588	-21%
Salta	303	288	5%	15	28	-46%	6	9	-41%	323	325	0%	209	228	-8%	2,973	3,291	-10%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.
San Fernando	3	5	-35%	4	3	4%	-	-	-	6	8	-18%	-	-	-	9,201	10,422	-12%
San Juan	29	38	-24%	0	0	462%	-	-	-	29	38	-24%	-	-	-	357	536	-33%
San Luis	12	19	-35%	-	-	-	-	-	-	12	19	-35%	45	37	23%	228	313	-27%
San Rafael	11	14	-22%	-	-	-	-	-	-	11	14	-22%	1	-	-	1,127	1,892	-40%
Santa Rosa	7	11	-33%	-	-	-	0	0	-45%	7	11	-33%	-	5	-100%	590	771	-23%
Santiago del Estero	24	37	-35%	0	-	-	0	0	-50%	24	37	-35%	24	47	-49%	472	736	-36%
Tucumán	166	210	-21%	12	26	-55%	0	3	-88%	177	239	-26%	165	519	-68%	1,589	2,206	-28%
Viedma	8	10	-20%	-	-	-	-	-	-	8	10	-20%	-	-	-	117	185	-37%
Villa Mercedes	0	0	-2%	-	-	-	0	0	500%	0	0	6%	-	-	-	408	240	70%
Termas de Río Hondo	0	3	-87%	-	0	-100%	-	-	-	0	3	-87%	-	0	-100%	44	112	-61%
Bahía Blanca	53	84	-38%	-	-	-	5	7	-32%	57	91	-37%	59	82	-29%	923	1,386	-33%
Neuquén	222	253	-12%	0	8	-99%	3	1	138%	224	262	-14%	167	187	-11%	2,832	3,289	-14%
Total Argentina	5,688	6,892	-17%	2,891	3,820	-24%	315	392	-20%	8,894	11,103	-20%	45,546	56,057	-19%	93,770	115,890	-19%

Italy
Pisa	230	308	-25%	388	584	-34%	0	1	-67%	618	893	-31%	3,172	3,016	5%	5,845	7,353	-21%
Florence	55	84	-34%	330	443	-26%	-	0	-100%	385	527	-27%	41	64	-37%	5,462	6,799	-20%
Total Italy	285	392	-27%	718	1,027	-30%	0	1	-67%	1,003	1,420	-29%	3,212	3,081	4%	11,307	14,152	-20%

Brazil
Brasilia (3)	2,037	2,284	-11%	156	168	-7%	1,558	1,860	-16%	3,752	4,312	-13%	12,899	19,573	-34%	31,937	35,894	-11%
Natal	586	633	-7%	28	24	16%	-	-	-	614	656	-7%	2,792	3,951	-29%	4,727	4,857	-3%
Total Brazil	2,623	2,917	-10%	184	192	-4%	1,558	1,860	-16%	4,365	4,968	-12%	15,690	23,524	-33%	36,664	40,751	-10%

Uruguay
Carrasco	0	0	-22%	449	521	-14%	2	2	-35%	451	523	-14%	6,302	6,095	3%	4,661	5,479	-15%
Punta del Este	0	0	252%	76	120	-37%	-	-	-	76	120	-37%	-	-	-	3,024	3,858	-22%
Total Uruguay	0	0	58%	525	640	-18%	2	2	-35%	526	643	-18%	6,302	6,095	3%	7,685	9,337	-18%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.	1Q'20	1Q'19	% Var.
Ecuador
Guayaquil	372	454	-18%	470	496	-5%	28	17	59%	869	967	-10%	5,981	10,130	-41%	15,936	19,128	-17%
Galápagos	111	138	-19%	-	-	-	-	-	-	111	138	-19%	1,153	1,183	-2%	1,264	1,508	-16%
Total Ecuador	483	591	-18%	470	496	-5%	28	17	59%	980	1,105	-11%	7,134	11,313	-37%	17,200	20,636	-17%

Armenia
Zvartnots	-	-	-	527	546	-4%	-	-	-	527	546	-4%	4,331	3,558	22%	5,293	5,138	3%
Shirak	-	-	-	28	32	-15%	-	-	-	28	32	-15%	-	-	-	178	188	-5%
Total Armenia	-	-	-	554	579	-4%	-	-	-	554	579	-4%	4,331	3,558	22%	5,471	5,326	3%

Perú
Arequipa	410	411	0%	6	0	2,377%	-	-	-	415	411	1%	490	560	-12%	3,058	3,278	-7%
Juliaca	116	110	5%	0	0	907%	-	-	-	116	110	5%	155	217	-28%	988	952	4%
Puerto Maldonado	72	69	5%	-	-	-	-	-	-	72	69	5%	152	150	1%	666	670	-1%
Tacna	110	104	6%	0	0	67%	-	-	-	110	104	6%	210	217	-3%	922	1,016	-9%
Ayacucho	73	60	23%	-	-	-	-	-	-	73	60	23%	44	47	-6%	863	730	18%
Total Perú	781	753	4%	6	0	2,264%	-	-	-	787	753	4%	1,051	1,191	-12%	6,497	6,646	-2%
Total CAAP	9,861	11,545	-15%	5,347	6,754	-21%	1,903	2,272	-16%	17,111	20,571	-17%	83,266	104,818	-21%	178,594	212,738	-16%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Income Statement (in US$ thousands)

	1Q20	1Q19	% Var.
Continuing operations
Revenue	302,829	360,550	-16.0%
Cost of services	(235,978)	(248,744)	-5.1%
Gross profit	66,851	111,806	-40.2%
Selling, general and administrative expenses	(34,346)	(38,527)	-10.9%
Impairment loss	(4,490)	-	-
Other operating income	3,656	4,340	-15.8%
Other operating expense	(418)	(791)	-47.2%
Operating income	31,253	76,828	-59.3%
Share of loss in associates	(866)	(414)	109.2%
Income before financial results and income tax	30,387	76,414	-60.2%
Financial income	8,575	15,798	-45.7%
Financial loss	(53,986)	(65,302)	-17.3%
Inflation adjustment	(1,944)	(8,230)	-76.4%
(Loss) / Income before income tax expense	(16,967)	18,680	-190.8%
Income tax	(9,194)	5,731	-260.4%
(Loss) / Income for the period	(26,161)	24,411	-207.2%
Attributable to:
Owners of the parent	(15,055)	30,441	-149.5%
Non-controlling interest	(11,106)	(6,030)	84.2%

Balance Sheet (in US$ thousands)

	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
ASSETS
Non-current assets
Intangible assets, net	2,721,128	3,002,121	2,904,795
Property, plant and equipment, net	77,536	79,612	71,330
Right-of-use asset	7,512	8,380	10,585
Investments in associates	9,347	9,929	10,946
Other financial assets at fair value through profit or loss	3,227	3,309	3,309
Other financial assets at amortized cost	2,532	2,494	2,379
Deferred tax assets	116,272	147,475	152,494
Other receivables	117,711	119,954	136,316
Trade receivables	1,206	1,326	1,323
Total Non-current assets	3,056,471	3,374,600	3,293,477
Current assets
Inventories	10,257	11,302	9,197
Other financial assets at fair value through profit or loss	14,772	17,341	39,347
Other financial assets at amortized cost	83,728	66,413	14,703
Other receivables	100,102	101,676	71,263
Current tax assets	2,714	10,311	3,264
Derivative financial instruments	1,000	27	-
Trade receivables	80,322	104,877	118,581
Cash and cash equivalents	172,495	195,696	255,047
Total Current assets	465,390	507,643	511,402
Total assets	3,521,861	3,882,243	3,804,879
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(407,579)	(392,101)	(395,537)
Legal reserves	176	176	176
Other reserves	(1,324,694)	(1,324,887)	(1,324,878)
Retained earnings	388,200	403,255	424,597
Total attributable to owners of the parent	733,549	763,889	781,804
Non-controlling interests	409,771	434,725	431,318
Total equity	1,143,320	1,198,614	1,213,122
LIABILITIES
Non-current liabilities
Borrowings	942,230	1,033,221	1,016,077
Deferred tax liabilities	218,357	233,115	231,422
Other liabilities	679,925	848,410	885,928
Lease liabilities	5,566	5,783	9,025
Trade payables	550	798	1,290
Total Non-current liabilities	1,846,628	2,121,327	2,143,742

	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Current liabilities
Borrowings	218,883	175,123	121,248
Other liabilities	181,740	230,122	206,919
Lease liabilities	2,360	3,144	3,194
Current tax liabilities	3,041	5,156	20,936
Trade payables	125,889	148,757	95,718
Total Current liabilities	531,913	562,302	448,015
Total liabilities	2,378,541	2,683,629	2,591,757
Total equity and liabilities	3,521,861	3,882,243	3,804,879

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2020	Mar 31, 2019
Cash flows from operating activities
(Loss) / Income for the period	(26,161)	24,411
Adjustments for:
Amortization and depreciation	55,499	45,519
Deferred income tax	(4,554)	(33,504)
Income tax accrued	13,748	27,773
Share of loss in associates	866	414
Impairment loss	4,490	-
Loss on disposals of property, plant and equipment	-	17
Unpaid concession fees	24,976	22,817
Low value, short term and variable lease payments	(673)	(591)
Changes in liability for concessions	15,951	26,729
Interest expense	22,897	22,380
Other financial results, net	(2,551)	(9,773)
Net foreign exchange	9,007	10,276
Other accruals	(2,806)	2,561
Inflation adjustment	4,874	11,978
Acquisition of Intangible assets	(48,031)	(60,103)
Income tax paid	(4,803)	(9,361)
Changes in working capital	(58,801)	(84,166)
Net cash provided by / (used in) operating activities	3,928	(2,623)
Cash flows from investing activities
Cash contribution in associates	(548)	(398)
Acquisition of other financial assets	(21,309)	(3,586)
Disposals of other financial assets	6,322	30,072
Purchase of Property, plant and equipment	(2,505)	(2,295)
Acquisition of Intangible assets	(81)	(250)
Loans with related parties	-	(961)
Advance payments of Property, plant and Equipment	-	(1,033)
Other	(683)	105
Net cash used in investing activities	(18,804)	21,654
Cash flows from financing activities
Proceeds from borrowings	36,233	10,315
Guarantee deposits	(1,503)	-
Leases payments	(1,035)	(1,225)
Loans paid	(21,284)	(3,231)
Interest paid	(14,962)	(10,843)
Net cash used in financing activities	(2,551)	(4,984)

(Decrease) / Increase in cash and cash equivalents	(17,427)	14,047

Movements in cash and cash equivalents
At the beginning of the period	195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(5,774)	(3,865)
(Decrease) / Increase in cash and cash equivalents	(17,427)	14,047
At the end of the year	172,495	255,047

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